UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2014

Commission File Number 000-29898

BlackBerry Limited

(Translation of registrant’s name into English)

2200 University Avenue East,

Waterloo, Ontario, Canada

N2K 0A7

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F. Form 20-F  ☐    Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	Report of Voting Results Pursuant to Section 11.3 of Canadian National Instrument 51-102

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880) and December 20, 2013 (File Nos. 333-192986 and 333-192987).

Document 1

BLACKBERRY LIMITED

(the “Corporation”)

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

HELD ON THURSDAY, JUNE 19, 2014

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102

To:	Canadian Securities Administrators

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following sets out the matters voted on at the Annual and Special Meeting of Shareholders of the Corporation held on June 19, 2014 and the number and percentage of votes cast for or against, or withheld from, each vote, as applicable. Each of the matters set out below is described in greater detail in the Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated May 9, 2014 mailed to shareholders prior to the Annual and Special Meeting (the “Management Information Circular”).

1.	Election of Directors

The following nominees were elected as directors of the Corporation until the next annual meeting of shareholders of the Corporation. All directors received more votes “For” than votes “Withheld”. The outcome of the vote was as follows:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
John Chen	169,540,058	93.48	11,820,270	6.52
Timothy Dattels	179,168,272	98.79	2,192,056	1.21
Claudia Kotchka	179,036,733	98.72	2,323,696	1.28
Richard Lynch	171,659,168	94.65	9,701,160	5.35
Barbara Stymiest	171,050,538	94.32	10,309,791	5.68
Prem Watsa	164,313,503	90.60	17,046,825	9.40

2.	Appointment of Auditors

Ernst & Young LLP were reappointed as independent auditors of the Corporation for a term expiring at the close of the next annual meeting of shareholders of the Corporation and the directors were authorized to fix their remuneration, by a majority of shareholders voting by proxy or in person. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Withheld	% Votes Withheld
280,142,772	98.06	5,546,517	1.94

3.	Confirmation of By-Law No. A4 of the Corporation

By-Law No. A4 of the Corporation, being a by-law setting out advance notice requirements for director nominations, was confirmed by a majority of shareholders voting by proxy or in person. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
165,378,028	91.19	15,982,300	8.81

4.	Approval of the DSU Plan

The deferred share unit plan for directors of the Corporation was approved by a majority of shareholders voting by proxy or in person, allowing for treasury issuances and secondary market purchases of common shares of the Corporation. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
178,995,215	98.70	2,365,113	1.30

5.	Non-Binding Advisory Resolution on Executive Compensation

The non-binding advisory resolution regarding the Corporation’s approach to executive compensation, as disclosed in the Management Information Circular, was approved by a majority of shareholders voting by proxy or in person. The outcome of the vote was as follows:

Votes For	% Votes For	Votes Against	% Votes Against
120,830,725	66.62	60,529,602	33.38

DATED this 20th day of June, 2014.

BLACKBERRY LIMITED

/s/ James Yersh
James Yersh – Chief Financial Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2014

BlackBerry Limited
(Registrant)

By:	/s/ James Yersh
James Yersh
Chief Financial Officer